FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.            Description

99.1                         Press Release dated October 1, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2009	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT 99.1

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

October 1, 2009	TSXV:BZO

BRAZAURO APPOINTS JAMES KOMADINA

AS PRESIDENT AND CHIEF OPERATING OFFICER

Houston, Texas - Brazauro Resources Corporation (TSXV: BZO) is pleased to announce that James J. Komadina is appointed as president and chief operating officer of the Company effective today, October 1. Mark E. Jones III continues as chairman and chief executive officer.

Mr. Komadina has a distinguished mining career. He most recently served as president and chief executive officer of Minera SA, a private natural resource investment firm and majority shareholder of Orvana Minerals (TSX:ORV). Previously, he was senior vice president of Gold Fields Exploration Inc., responsible for all non-South African global development projects. Prior to that he served as president and chief executive officer, North America, for AngloGold Limited, as well as holding responsible positions with Newmont Gold Company.

Mark Jones, chairman and CEO of the Company, stated, “We are very fortunate to attract Jim to join the Brazauro team. He brings a wealth of experience in the development sector, and will assist us greatly as the Tocantinzinho Gold Project continues to progress towards production.”

Mr. Komadina has been granted stock options to purchase 500,000 shares at $0.70 expiring October 1, 2014.

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation

For further information, please contact:

Brazauro Resources Mark E. Jones, III, Chairman Ph. 281-579-3400 info@brazauroresources.com www.brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Some statements in this news release contain forward-looking information. These statements include, but are not limited to, statements with respect to future expenditures and activities. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the ability to complete certain activities and the timing and amount of expenditures. Brazauro does not assume the obligation to update any forward-looking statement.